SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CUTS FY19 GUIDANCE BY 12% DUE TO HIGHER OIL PRICES, HIGHER EU261 COSTS, & WEAKER FARES DUE TO RECENT STRIKES

Ryanair today (1 Oct.) lowered its full year profit guidance (excluding Laudamotion) from a current range of €1.25bn - €1.35bn, to a new range of €1.10bn - €1.20bn due to:

-     Lower traffic and weaker close in fares in September, caused by 2 days of coordinated pilot/cabin crew strikes in Germany, Holland, Belgium, Spain and Portugal;

-     Lower Q3 fares as forward bookings (particularly for the Oct school mid-terms and

Christmas) and customer confidence are affected by fear of further strikes;

-     Higher EU261 care and re-accommodation costs arising from these recent strikes; and

-     Higher prices ($82pbl) for our unhedged oil (10%).

Ryanair noted that Q2 & Q3 traffic and fares will be somewhat lower than expected largely as a result of these 2 recent -5 country- strikes, which are being incited by competitor employees,

despite the fact that Ryanair has agreed to meet union demands for local contracts, local law, and a 5 week arbitration with pilots in Germany when the VC Union sought a prolonged 5 month arbitration.

Ryanair's Michael O'Leary said:
"While we successfully managed 5 strikes by 25% of our Irish pilots this summer, 2 recent coordinated strikes by cabin crew and pilots across 5 EU countries has affected passenger numbers (through flight cancellations), close in bookings and yields (as we re-accommodate disrupted passengers), and forward air fares into Q3. While we regret these disruptions, we have on both strike days operated over 90% of our schedule. However, customer confidence, forward bookings and Q3 fares has been affected, most notably over the Oct school mid-terms and Christmas, in those 5 countries where unnecessary strikes have been repeated.

These strikes have also added to our EU261 costs while, at the same time, our unhedged fuel costs have jumped as oil prices rise to $82pbl which affects 10% of volumes, and all of Laudamotion's fuel bill.

Like a number of other EU airlines, we have decided to trim our winter 2018 capacity (by 1%) in response to this lower fare, higher oil and higher EU261 cost environment. We are today implementing the following modest winter cuts (all from Mon. 5 Nov.)

- Our 4 aircraft Eindhoven base will close, but most routes to/from Eindhoven will continue on overseas based aircraft.
- Our 2 aircraft Bremen base will close with most routes continuing on non-German aircraft.
- Our 5 aircraft Niederrhein base will be cut to 3 aircraft with most routes continuing on the remaining 3 aircraft.

All affected customers have been contacted by email/SMS this morning and will be re-accommodated on other flights or refunded as they so wish. We will also now consult with our pilots and cabin crew at these 3 bases to minimise job losses.  We expect to offer our pilots vacancies at other Ryanair bases but, as we have a large surplus of winter cabin crew, we will explore unpaid leave and other options to minimise cabin crew job losses.

Revised Outlook (excl. Laudamotion):
We now guide FY19 PAT in a new range of €1.10bn to €1.20bn (previously €1.25bn to €1.35bn).  Q2 fares are down approx. 3% (previously guided +1%) due to the weakness caused to close-in bookings and fares mainly as a result of these 2 (5 country) co-ordinated strikes in Sept. We had until last week expected stronger Q3 fares to recover softer Q2 yields but over the past week Q3 fares, and customer confidence, have been affected by worries about possible strikes. We are now guiding H2 fares down 2% (previously flat).  Our fuel bill will be approx. €460m higher (previously €430m) than last year and "Other Costs" will be negatively impacted by higher EU261 care and re-accommodation costs. Our slower traffic growth in H2 will cut FY19 traffic to 138m (previously 139m excluding Laudamotion).

Since Ryanair agreed to recognise unions in Dec. 2017, we have made substantial progress with our union negotiations in major markets including Ireland, the UK, and more recently Italy, where we have signed multiyear CLA's with our pilots and cabin crew. Regrettably such progress has been impeded in Spain, Portugal, Germany, Holland, and Belgium where we've experienced interference in negotiations with our people and their unions, even when we offer them what they ask for (i.e. local contracts), in writing. When we have successfully negotiated agreements with unions in Ireland, the UK and Italy, and when we have offered local contracts and improved T&C's to our people in Belgium, Holland, Germany, Portugal and Spain, it is clear that these disruptions are unnecessary, and ill-judged at a time when other airlines are also cutting winter capacity.

Ryanair cannot rule out further disruptions in Q3, which may require full year guidance to be lowered further and may necessitate further trimming of loss making winter capacity. Shareholders should note that the above guidance excludes start up (exceptional) losses in Laudamotion of approx. €150m (which will be consolidated into the Ryanair Group FY19, H1 and FY financial results)".

ENDS.

For further information	Neil Sorahan	Piaras Kelly
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair's expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union ("EU") and other governments and their respective regulatory agencies, uncertainties surrounding Brexit, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors and unforeseen security events.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 01 October, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary